[LETTERHEAD]

September 29, 2009

H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Univest Tech, Inc. (the Company)
Form S-1 Registration Statement
File Number: 333-159315

Dear Mr. Owings;

This is in response to your June 16, 2009 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Registration Statement on Form S-1

Prospectus Summary, page 2

1.           Please revise the introductory paragraph to clarify that the summary highlights “material,” rather than “selected,” information.

The Company has made the required change.

2.           Please delete the defined terms in the second paragraph since the meaning is easily understood in the context.

The Company has made the required changes.

Our Company, page 2

3.    Where you state on page 2 that you “offer exclusive artist music from established artists,” please revise to state that at the present time you do not have any definitive agreements in place. In this regard, generally revise your disclosure to delete descriptions of your business and activities that are not currently fact, such as that you operate on a global basis in the first paragraph, that you sell your services to the general public in the paragraph beginning, “We were incorporated...,” or that you expect to generate working capital from internal operations also in that paragraph. Please note that these are examples only and not an all-inclusive list.

The Company has made the required changes.

4.   Please describe how you plan to “use the music as a marketing tool for future wireless technology sales in a captured market via live performance festivals worldwide.” Describe exactly what you mean by wireless technology sales, the demographics of your potential captured market, and your proposed live performance festivals. If there currently is no captured market, please discuss how you intend to create such a market.

The Company has provided additional disclosure.

5.   We note one component of your business plan entails the “crossover of technology into additional market segments.” Please describe the additional market segments into which you plan to cross over.

The Company has provided additional disclosure.

6.   In the paragraph beginning, “In August, 2008...,” please quantify the amount of funding you will need over the next twelve months to continue in business and to implement your business plan.

The Company has provided additional disclosure.

Risk Factors, page 3

7. Please revise your introductory paragraph to clearly indicate that you have included all material risks in this section, and not just the risk factors you consider to be most material to an investor’s decision.

The Company has made the required change.

8.   In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific, material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	“There are factors beyond our control which may adversely affect us...,” page 5;
•	“We are implementing a strategy to grow our business...,” page 5;
• •	“We must effectively manage the growth...,” page 5; and “We may be unable to hire and retain key personnel...,” page 7.

Please note that these are examples only. Review your entire risk factor section and revise as necessary. In addition, please delete risk factors that already convey the risk in other risk factors. For example, the risk factor captioned, “As a company with no operating history...” on page 6, is very similar to the risk factor captioned, “We are a relatively small company with limited resources...” on page 7, which in turn is nearly a verbatim duplication of the risk factor captioned, “We are a relatively small company with limited resources...,” on page 8. See also the risk factor captioned, ~‘Buying low-priced penny stocks...,” on page 10.

The Company has made the required changes.

9.   Please add a risk factor that addresses the risk associated with Mr. Womack’s ownership of the vast majority of the registrant’s common shares and, as such, his ability to control the registrant’s actions. In this regard, please reference this information on the cover page of the prospectus.

The Company has made the additional disclosure.

10.   Beneath the risk factor where you state that your accountants have expressed doubts about your ability to continue as a going concern, you also state that “Mr. Womack has agreed to loan such funds as may be necessary through October 31, 2009 for working capital purposes.” This date is inconsistent with the December 31, 2009 date used on pages 2, 6, 15-18, and 20. Please revise your document so that the termination date of his agreement remains consistent throughout. Also clarify, if true, that Mr. Womack is under no obligation to fund the company for this period of time.

The Company has made the additional disclosures.

Determination of Offering Price, page 11

11.   Please provide the information required by Item 506 of Regulation S-K regarding dilution.

The Company has made the additional disclosures.

12.   Please revise your disclosure here and throughout your prospectus to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also revise throughout the prospectus, including the cover page, to consistently indicate that there is no certainty that your shares will be listed on the OTC Bulletin Board or any exchange.

The Company has made the additional disclosures.

Market for Common Equity and Related Stockholder Matters, page 11

Holders, page 11

13.   Please revise the sentence beginning, “We intend to apply to have our common stock listed. . .. ,“ to clarify that you do not apply to be listed on the OTC Bulletin Board, but rather a market maker must file an application on your behalf, as noted in our previous comment.

The Company has provided the appropriate clarification.

Reports, page 13

14.   If retained, please revise this section to also include the ability to review the information in our Washington, D.C. public reference room. We note that you include this information on page 30.

The Company has deleted this reference.

Management’s Discussion and Analysis, page 13

15.    Please update the interim financial information in your registration statement to include balance sheet data at the end of your second fiscal quarter and operating data for the second fiscal quarter.

We have updated the financial information in the registration statement.

16.   Please specify in your “Operating Data” headings on page 14 that the information presented is for the three-month period ended January 31, 2009.

The Company has provided the appropriate clarification.

17.   In the “Operating Data: at January 31, 2009” section, the numbers you display correspond to operating expenses and loss from operations in your Statement of Operations. In the “Operating Data: at October 31, 2008” section, the numbers you display correspond to operating expenses and net loss in your Statement of Operations. Please revise these sections so that they are consistent with one another, and please identify the expenses as either “Total Expenses” or “Total Operating Expenses” to accurately reflect the numbers shown. Please also identify that the losses are either a “Net Loss” or a “Net Operating Loss” to accurately reflect the numbers shown. Reflect any losses in parenthesis.

The Company has provided the appropriate clarification.

18.   On page 15, you state that the major components of general and administrative expenses include consulting fees, legal and professional fees, and stock transfer fees. In looking at your Statement of Operations, your accounting fees are higher than your legal and professional fees. Please include accounting fees in your description of the major components of general and administrative expenses.

The Company has provided the additional disclosure.

19.   Throughout your registration statement, you state that you intend to operate on a global or world-wide basis. Please provide an appropriate market risk analysis pursuant to Item 305 of Regulation S-K or explain to us why you believe such disclosure is not necessary.

The Company has not begun generating revenues yet and does not know what specific markets it will be using. As a result, it is not possible to provide quantitative or qualitative disclosures regarding market risk.

20.   You state on page 15 that “operating expenses are expected to remain fairly constant.” Please provide guidance as to how long you expect operating expenses to remain fairly constant. Please also explain how you plan to grow your business and produce revenue without an increase in operating expenses as you have produced no revenue to date. In addition, please reconcile your statement with your $50,000 operating cost estimate. Please be sure to identify why you estimate such a large increase in operating costs for the year when your operating costs since inception total only $26,882.

The Company has provided the additional disclosure and clarification. Based upon historical information, the Company estimates a $25,000 current annual operating cost.

21.   On page 15, you state that you may scale back operations to operate at break-even with a smaller level of business activity and that you may adjust overhead to meet revenue from current operations. Please explain how you plan to make a profit by scaling back operations when you have not produced revenue from your current operations. Please also explain how you will adjust overhead to meet revenue from current operations when you have no revenue from current operations.

The Company has provided the appropriate clarification.

Liquidity and Capital Resources, page 15

22.   On pages 15 and 16, you state the net cash used for operating activities for the period from November 6, 2007 through October 31, 2008. Your Statement of Cash Flows is dated through October 30, 2008. Please revise your document so that these dates are consistent with one another.

The Company has provided the appropriate clarification.

23.   You disclose that net cash used for operating activities from November 6, 2007 through January 31, 2009 was $2,572. However, cash used in operating activities for the same period shown in the Statement of Cash Flows is $3,572. Please revise as appropriate.

The Company has provided the appropriate clarification.

24.   We note that your disclosure in your discussion of cash flows provided by financing activities indicates that net cash used for “operating activities” from November 6, 2007 through January 31, 2009 was also $26,750. Please correct this description or advise why it is factually correct.

The Company has provided the appropriate clarification.

25.   On page 16, you state that net cash used for operating activities from November 6, 2007 through January 31, 2009 was $26,750. This appears to be the number for net cash provided from financing activities. Please change either the description of the $26,750 or the number itself to make the statement accurate.

The Company has provided the appropriate clarification.

26.   On pages 15-16, you state that over the next twelve months, you “do not expect any material our [sicj capital costs to develop operations[,]” but that you do plan to purchase office equipment to be used in your operations. Please explain how the $50,000 you estimate will be used in operating costs over the next twelve months will be spent if not to develop operations. If the entire $50,000 will be used to purchase office equipment, please so state.

The Company has provided the appropriate clarification.

27.   On page 16, you state that “additional resources would be needed to expand into additional locations, which we have no plans to do at this time.” Elsewhere you state that you plan to operate on a global basis. Please explain how you plan to operate on a global basis when you have no plans to expand beyond the Denver, Colorado area.

The Company has provided the appropriate clarification.

28.   Please discuss the terms of the agreement with Mr. Womack in which he has agreed to “loan such finds as may be necessary through December 31, 2009 for working capital purposes.” Please also file a copy of any agreement as an exhibit to the registration statement.

This agreement is an oral understanding between Mr. Womack and the Company. There is no written agreement. The Company has provided the appropriate clarification.

29.   You state that your principal source of liquidity will be your operations. Please explain how you plan to make your operations your principal source of liquidity when you have not yet generated any revenues from operations. In addition, please identify any other sources of liquidity you may have as well as any circumstances that are reasonably likely to affect your sources of liquidity.

The Company is focused on developing revenues. The fact that it has not yet developed revenues does not mean that revenues cannot be viewed as the Company’s principal source of liquidity. Other than the disclosure about Mr. Womack, there is no other source of liquidity. The Company specified this fact in the registration statement.

Plan of Operation, page 16

30.   Please revise your discussion of your plan of operation to clearly identify your proposed business and product or products. Your discussion should explain your plan in sufficient detail so that your current and prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. The discussion should present a full picture of how you expect to earn revenues and how you expect to develop, distribute and market your music products and promotion services. Please discuss here in greater detail how you intend to develop each component of your business plan listed in the “Our Company” section on page 2 of your filing. Refer to Item 101 of Regulation S-K.

The Company has provided the additional disclosure.

31.   On page 17, you list four options that you will face in the event that you are not successful in your operations. Please discuss each of these four options more fully.

The Company has provided the additional disclosure.

32.   On page 17, you state that you believe you can be profitable or at break-even by the end of the current fiscal year. Please reconcile this statement with the statement you make in the next paragraph that you expect to incur operating losses because you will be incurring expenses and not generating sufficient revenues.

The Company has provided the appropriate clarification.

Description of Business, page 18

33.   Please specifically identify your activities from inception to date.

The Company has provided the additional disclosure.

34.   You state that you “offer exclusive artist music from established artists, direct for targeted demographics.” Please define what you mean by “established.”

The Company has provided the appropriate clarification.

35.   Your current business plan includes “technology for delivery of music product.” Please discuss whether you currently have the necessary technology in place to deliver your music product or products. If not, please describe the current status, including your activities and the timeline for when you plan to have such technology in place.

The Company has provided the appropriate clarification.

The Product, page 19

36.   You state that your “primary mission is to create music. . . and deliver it to consumers . .. . as a marketing tool that generates revenue.” You also state that you plan to promote established artists and produce new artists, and use wireless technology to provide direct marketing opportunities and perform data mining. Please expand your discussion to elaborate on the following points:

•	How you plan to use the delivery of music as a marketing tool that generates revenue;
•	What you would do with the data that you mine;
•	How you plan to entice established artists to enter into exclusive contracts with you; and
•	How much of your time and operations will be devoted to established versus new artists.

The Company has provided the additional disclosure.

37.   You state that your music will be available only from you and your exclusive channel. Please include a website for the registrant, if available. Please discuss any other exclusive channels where your music will be available.

The Company has provided the additional disclosure. The Company currently has no website.

38.   You indicate that you do not have any definitive agreements in place with established artists or companies. Please also indicate whether you have had any negotiations or discussions in this regard. If not, so state. If discussions or negotiations have occurred, please provide disclosure.

The Company has provided the appropriate clarification.

39.   Please discuss in greater detail the concept festivals that you have developed and the Virtual Festivals that you plan to conduct. Please describe more specifically what you mean by “concept festival” and “Virtual Festival” and the role they play in marketing your product.

The Company has provided the additional disclosure.

Markets, page 21

40.   Please explain in greater detail each of the three sales strategies on page 21. Please include in your explanation for strategy 1 whether music and technology will be sold directly to the consumer in stores owned by the registrant or in separately owned retail stores, and also how and where your product will be available online.

The Company has provided the additional disclosure.

Proprietary Information, page 22

41.   Please reconcile your statement here that you do not own any proprietary information with your statement beneath the heading “Description of Property” that you own the design plans for your proposed software product. Please describe the design plans in greater detail.

The Company has provided the appropriate clarification.

Description of Property page 22

42.   Please provide a copy of the lease agreement you have with your President. Please also describe the effects that a termination of the month-to-month lease agreement or the potential of any future rent charges would have on the company. Please also state whether rent is accruing for the office and retail space.

The Company has no written lease agreement. The arrangement is a month-to-month lease. We have been informed that the accountants have been accruing rent for the rental space.

Directors, Executive Officers and Control Persons, page 22

43.   On page 21, you state that you plan to utilize the expertise of your principal officer to develop your business. Please provide support for the statement regarding the expertise in the description of Mr. Womack’s background on page 22. In addition to this support, please also provide information regarding Mr. Womack’s activities from the time he ceased being President of RS Digital Media, Inc. in 2006 through November 6, 2007 when the registrant was incorporated. Please discuss Mr. Womack’s and the registrant’s relationship, if any, to Univest, Inc. Please also indicate the principal business of each of the named companies.

The Company has provided additional disclosure.

44.    According to your disclosure on page 22, Mr. Womack is currently the President of five different private companies. Please disclose how much of his time Mr. Womack will be dedicating to the registrant. Please also include the dates of Mr. Womack’s involvement with the private companies.

The Company has provided additional clarification.

45.    Please identify the dates of Mr. Tucker’s involvement with Tucker Companies, of Denver, Colorado. We also note the incomplete information regarding the principal businesses of the companies. Please revise.

The Company has provided additional disclosure.

46.    Please state whether any of the officers or directors are involved, or have been involved in the past five years, in any legal proceedings that are material to an evaluation of their ability or integrity. If so, please discuss. Refer to Item 401 of Regulation S-K.

The Company has provided additional disclosure.

Executive Compensation, page 23

47.         You state that your “officers and directors do not receive any compensation for their services rendered to” you, “nor have they received such compensation in the past.” In Item 15 on Page II-~- 2, you list persons who have received common shares for cash, property, or past services. Included in this list are Patrick Womack, the President, and Tim Tucker, a Director. Please state whether these persons received theft shares for cash, property, or services, If they received their shares for services to the registrant, please include the receipt of these shares in the compensation table pursuant to Item 402 of Regulation S-K or tell us why you believe such disclosure is not necessary. In addition, please revise your disclosure to delete the plural use of “officer” since Mr. Womack is your only officer.

Please be advised that Mr. Womack and Tucker paid cash for their shares. Neither has received compensation as an officer or director. The Company has  otherwise provided the appropriate clarification.

Selling Security Holders, page 25

48.   In your table of selling security holders on pages 25-26, please include disclosure with respect to any material relationships a selling security holder may have or may have had within the past three years with the registrant. Refer to Item 507 of Regulation S-K.

The Company has provided additional disclosure.

     Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by David Wagner & Associates, P.C., Edwards Investments, LLC, Mack Investments, LLC, and Corporate Legal, Inc. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.htm1

The Company has provided additional disclosure.

     Please provide the information required by Item 509 of Regulation S-K with respect to David Wagner & Associates, P.C.

Please see the Section entitled Legal Matters.

51.    We note your statement on page 25 that “None of the selling stockholders is known to [you] to be a registered broker-dealer or an affiliate of a broker-dealer.” Please confirm to us specifically that Edwards Investments, LW and Mack Investments, LLC are neither broker-dealers nor affiliates of broker-dealers.

This is to confirm that neither Edwards Investments, LLC nor Mack Investments, LLC are broker-dealers or affiliates of broker-dealers.

52.     Please update the information presented to the latest practicable date.

The information has been updated as to the latest practicable date.

Plan of Distribution, page 27

53.           We note your disclosure regarding short sales. Please be advised that short sales of common stock “against the box” that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of Section 5 of the Securities Act of 1933. Please confirm your understanding.

Your comment is noted. None of the Selling Security holders plan to make such sales. Please note that there is no current trading market for the securities.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page 32

Balance Sheet, page 34

54.    Please revise the caption “Retained earnings (deficit),” to be captioned “Deficit accumulated during the development stage.” Refer to paragraph II .a. of SFAS 7.

Comment complied with. See revision to balance sheet heading.

55.   Please provide, a note to your financial statements which explains the material terms of the notes payable reflected in your balance sheet. Such disclosure should include due date(s), interest rate, and financial covenants.

Comment complied with. See new footnote 6.

Statement of Operations. page 35

56.   Please revise to provide a Statement of Operations and a Statement of Cash Flows for the corresponding interim period of the prior fiscal year. Refer to Rule 8-03 of Regulation S-X.

Comment complied with. See additional column.

Statement of Shareholders’ Equity. page 36

     Your description of the 107,000 common shares issued for cash presented on the face of the statement of the Statement of Shareholders’ Equity provides a description for only 103,080 of such shares. Please revise to provide a description of each issuance of equity securities as required by paragraph 11.d. of SFAS 7.

Please see response to comment 57 below.

58.   We note your description of share issuances in Note 4 indicates that 107,000 common shares were issued for net cash proceeds of $1,750. Please revise your Statement of Shareholders’ Equity to reflect these amounts on a net basis. Your current caption which refers to these costs as deferred offering costs does not appear to be an accurate description of the nature of the costs since they have not been deferred. Please also explain supplementally why you incurred such a high percentage of offering costs; $25,000 of offering costs on offering proceeds of $26,750. Your response should include the specific nature of such costs and whether such costs were compensation for finding buyers of the placement.

Narrative for August 8, 2008 row on Statement of Stockholders’ Equity has been corrected to read as follows:

“August 8, 2008 issued 107,000 shares of common stock at $.25 per share or $26,750 as part of a private offering, with net proceeds of $1,750 after deducting offering costs of $25,000.”

The Company believes that the issuance narrative description for October 15, 2007 and August 8, 2008 meets the intent of paragraph 11.d of SFAS 7. The cite does not require the Company to list every single security sale in a private offering. All sales were made under the same offering at the same price.

The deferred offering cost row has been removed and the offering costs netted against the proceeds, leaving the August 8, 2008 row with net proceeds of $1,750. The entirety of the $25,000 in costs were for offering related legal fees. The amount was a flat fee, and was a high percentage of the proceeds due to the limited amount of proceeds the Company was able to raise. The offering cost was not compensation for finding buyers of the private placement.

Note I — Organization and Summary of Significant Accounting Policies, page 38 Revenue Recognition. page 39

59.           We note your disclosure that the registrant provides management consulting services and that revenue is recognized when the services have been performed. Please reconcile this statement with your description of your business under the heading “Our Company” on page 2 in which you state that your business is to develop and market music based on technology solutions and that you plan to use music as a marketing tool for future wireless technology sales in a captured market. We are unclear how the revenue recognition disclosure is consistent with the description of your business.

Comment complied with. See additions to “Revenue Recognition” under Note 1.

Note 5 — Income Taxes, page 40

60.   Please explain and disclose why the company’s net operating loss carry-forwards declined from $25,476 at October 31, 2008 to $3,782 at January 31, 2009. Please also provide the disclosure called for by paragraphs 43 and 47 of SFAS no. 109.

Footnote has been revised so that cumulative NOL at April 30, 2009 is $XXX. Additional disclosure as requested has been added.

Recent Sales of Unregistered Securities, pageII-2

61.           For the common shares issued on November 6, 2007, please specify which shares were issued for cash, which ‘shares were issued for property, and which shares were issued for past services. As to the shares issued for cash, please state the aggregate offering price. As to the shares issued for property or past services, please state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K

The Company has provided additional disclosure.

62.    For the common shares issued on August 8, 2008 for cash, please state the aggregate offering price. Refer to Item 701(c) of Regulation S-K.

The Company has provided additional disclosure.

Exhibits, page II-4

63.    With respect to your November 2007 and August 2008 private placements, please file as exhibits copies of the stock purchase agreements, as well as any related documentation from the private placement.

The Company has filed a copy of the relevant subscription agreement. There were no other offering documents.

Consent of Independent Registered Public Accounting Firm

64.    Please have your accountant provide a currently dated consent regarding the use of his report on the registrant’s financial statements as well as the reference to him as an expert in the registrant’s amended filing. The current consent is to the incorporation by reference in the Registration Statement of Univest Tech, Inc. on Form S-l of the accountant’s report on the financial statements of Mountain West Business Solutions, Inc.

The accountants have provided an updated consent.

Undertakings, page II-4

65.   It is unclear why you have included undertakings in Item 512 of Regulation S-K that are not applicable to this offering. Since this is a secondary offering (not a primary offering) and you are relying on Rule 430C under the Securities Act, you should include only the undertakings described in subsections (a)(l), (a)(2), (a)(5)(ii) and (h) of Item 512. Please revise accordingly.

The Company has provided the revisions.

Signature, page II-6

66.     Where Mr. Womack signs in his individual capacity, please identify him as your Principal Executive Officer, Principal Accounting Officer or Controller, and Principal Financial Officer. The designations “President” and “Treasurer: are not sufficient to satisfy the signature requirements of Form S-1. Refer to Instruction 1 in the signatures section of Form S-1.

The Company has provided the revision.

    The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner